EXHIBIT 99.2

TRICON RESIDENTIAL INC.

Special Meeting of Shareholders
held on March 28, 2024

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

The following describes the matter voted on at the special meeting of shareholders (the “Shareholders”) of Tricon Residential Inc. (“Tricon”) held virtually on Thursday, March 28, 2024 (the “Meeting”). Full details of this matter are set out in Tricon’s Management Information Circular dated February 15, 2024 (the “Circular”), which is available under Tricon’s profile on SEDAR+ at www.sedarplus.ca. A Schedule 13E-3 Transaction Statement, which includes the Circular, is also available under Tricon’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Approval of the Arrangement Resolution

Based on proxies received and a vote conducted by ballot, at the Meeting, Shareholders approved a special resolution, the full text of which is set forth in Appendix “A” to the Circular, approving a proposed statutory plan of arrangement under Section 182 of the Business Corporations Act (Ontario) pursuant to which Blackstone Real Estate Partners X L.P., together with Blackstone Real Estate Income Trust, Inc., will acquire all of the outstanding common shares of Tricon (“Common Shares”) for US$11.25 per Common Share in cash. The outcome of the vote (including votes by proxy and virtually at the Meeting) was as follows:

Shareholders (voting as a single class of securities):

Votes For		Votes Against
Number	%	Number	%
208,391,666	99.331%	1,404,196	0.669%

Shareholders, except those required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (voting as a single class of securities):

Votes For		Votes Against
Number	%	Number	%
173,887,643	99.199%	1,404,196	0.801%

DATED this 28th day of March, 2024.

TRICON RESIDENTIAL INC.

Per:	/s/ David Veneziano
	Name:	David Veneziano
	Title:	EVP, Chief Legal Officer and Corporate Secretary

- 2 -